Exhibit 11

                  FINGERHUT COMPANIES, INC. AND SUBSIDIARIES
                       Computation of Earnings Per Share
               (In thousands of dollars, except per share data)
                                   Unaudited




                                           Thirteen Weeks Ended
                                         March 31,       April 1,
                                           1995            1994
Primary

    Net earnings (a)                    $    6,184      $    9,973

   Weighted average shares of
    common stock outstanding           45,699,556      46,230,124

   Common stock equivalents             2,756,894       4,529,877

   Weighted average shares of
    common stock and common
    stock equivalents (b)              48,456,450      50,760,001

   Primary earnings per share
    of common stock and common
    stock equivalents (a/b)            $      .13      $      .20

Fully diluted

   Net earnings (c)                    $    6,184      $    9,973
   Weighted average shares of
    common stock outstanding           45,699,556      46,230,124

   Common stock equivalents             2,756,894       4,653,898

   Weighted average shares of
    common stock and common
    stock equivalents (d)              48,456,450      50,884,022
   Fully diluted earnings per
    share of common stock and
    common stock equivalents
    (c/d)                              $      .13      $      .20


Common stock equivalents for primary earnings per share are computed by the treasury stock method using the average market price.

Common stock equivalents for quarterly fully diluted earnings per share are computed by the treasury stock method using the ending market price, average market price for the last month or the average of the fully diluted monthly amounts used in the quarter, whichever is higher.